Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215137

PROSPECTUS

400,000 Shares

Common Stock

This prospectus relates to the offer for sale of 400,000 shares of our common stock, par value $0.01 per share, by the selling shareholders identified below in this prospectus or in any supplement to this prospectus or any permitted transferee, assignee or successor-in-interest of any selling shareholder. For a more detailed description of the selling shareholders, see “Selling Shareholders” below.

We are not selling any of the shares described in this prospectus, and, accordingly, we will not receive any proceeds from the sale of any of the shares by the selling shareholders hereunder. The selling shareholders will receive all of the net proceeds from the sale of the shares.

The shares may be offered from time to time by one or more of the selling shareholders for their own account as described under “Plan of Distribution” below. The selling shareholders may offer the shares for sale to or through underwriters, broker-dealers or agents, who may receive compensation in the form of commissions, discounts or concessions. The selling shareholders may sell the shares at any time at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale or at prices otherwise negotiated. This prospectus describes the general manner in which the shares may be offered and sold by the selling shareholders. If necessary, the specific manner in which the shares may be offered or sold will be described in a supplement to this prospectus.

Shares of our common stock are listed for trading on the NASDAQ Global Select Market of Nasdaq Stock Market LLC under the trading symbol “IBTX.”

Investing in our common stock involves certain risks. You should consider the information under the heading “Risk Factors” page 20 of this prospectus before investing in the shares offered hereby.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the shares of our common stock offered hereby or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Shares of our common stock are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus is not an offer to sell any securities other than the shares of our common stock offered hereby. This prospectus is not an offer to sell securities in any jurisdictions or in any circumstances in which such an offer is unlawful.

The date of this prospectus is December 21, 2016.

You should rely only on the information contained in or incorporated by reference in this prospectus and in any applicable prospectus supplement when deciding whether to invest in the shares offered hereby. We have not, and no selling shareholder has, authorized anyone to give oral or written information about this offering, our Company, any selling shareholder or the shares offered hereby that is different from the information included or incorporated by reference in this prospectus or any applicable supplement to this prospectus. If anyone provides you with different information, you should not rely on it. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration statement, certain of our shareholders may offer and sell, from time to time and in one or more offerings, either separately or together, shares of our common stock as described in this prospectus and in any applicable prospectus supplement.

Each time any of the selling shareholders sell any of the shares offered hereby, we may provide a prospectus supplement containing specific information about the terms of the offering of such shares. The prospectus supplement may include a discussion of any risk factors or other special considerations that apply to the shares at that time of such offering. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information in the documents incorporated by reference herein) and information in any prospectus supplement, you should rely on the information in the applicable prospectus supplement as it will control. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” and the information in the documents incorporated herein by reference as described under the heading “Incorporation of Certain Documents by Reference” before investing in the shares offered hereby

References in this prospectus to “our Company,” “we,” “us” and “our” are to Independent Bank Group, Inc.

ABOUT INDEPENDENT BANK GROUP, INC.

Independent Bank Group, Inc. is incorporated in Texas and is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. We are based in McKinney, Texas, and conduct our operations primarily through our bank subsidiary, Independent Bank. Independent Bank provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. Independent Bank operates 41 banking offices in three market regions located in the Dallas-Fort Worth, Austin/Central Texas and Houston, Texas areas. Our common stock is traded on the NASDAQ Global Select Market under the symbol “IBTX.”

Our principal executive offices are located at 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069-3257. Our telephone number is (972) 562-9004, and our website is www.ibtx.com. References to our website and those of our subsidiaries are not intended to be active links and the information on such websites is not, and you must not consider that information to be, a part of this prospectus.

PENDING ACQUISITION OF CARLILE BANCSHARES

On November 21, 2016, we executed an Agreement and Plan of Reorganization pursuant to which we agreed to acquire Carlile Bancshares, Inc., a Texas corporation and a registered bank holding company. Carlile Bancshares conducts its banking operations through its wholly owned subsidiary, Northstar Bank, a Texas banking association, that operates 24 full service banking locations in Texas and 18 full service banking locations in Colorado. As of September 30, 2016, Carlile Bancshares, on a consolidated basis, reported total assets of $2.3 billion, total deposits of $1.9 billion and total equity capital of $383 million. On a pro forma basis as of September 30, 2016, assuming completion of the transaction as of that date, Independent Bank Group would have had total assets of approximately $8.2 billion, total deposits of approximately $6.3 billion and total equity capital of approximately $1.2 billion.

Under the reorganization agreement between us and Carlile Bancshares (which is an exhibit to our Current Report on Form 8-K filed with the SEC on November 22, 2016), Carlile Bancshares would merge with and into our Company and our Company would be the surviving company in that merger. Subsequent to the merger, Northstar Bank would be merged with and into Independent Bank and Independent Bank would be the surviving bank in that merger.

Under the terms of the reorganization agreement, we will issue shares of our common stock to the shareholders of Carlile Bancshares and pay cash to the holders of the then outstanding options to acquire shares of Carlile Bancshares common stock. The number of shares of our common stock to be issued to Carlile Bancshares shareholders is based upon aggregate merger consideration of $434 million divided by an agreed price of $47.40 per share of our common stock, adjusted for the aggregate amount of cash to be paid to the Carlile Bancshares option holders. Based upon our closing stock price of $60.10 per share as of November 30, 2016, we would issue approximately 8.9 million shares of our common stock and pay cash in the amount of approximately $17.7 million to the Carlile Bancshares option holders. The $434 million amount used to calculate the merger consideration will be reduced on a dollar-for-dollar basis if the tangible equity of Carlile Bancshares is less than $200 million at the closing of the merger. Carlile Bancshares is permitted to distribute an aggregate amount of up to $55,250,000 in cash to its shareholders prior to the consummation of the merger. If the transaction had been consummated on November 30, 2016, and the tangible equity of Carlile Bancshares had been at least $200 million on that date, the shares issued in the merger would have constituted approximately 32% of our shares of common stock issued and outstanding immediately after the merger.

We have agreed to add three Carlile Bancshares representatives to our board of directors, one in each of our three existing classes of directors. If, however, the three Carlile Bancshares directors do not represent at least 25% of the number of our directors, then we must increase the number of Carlile Bancshares representatives to be added to our board of directors to a number equal to at least 25% of our directors.

We anticipate that the merger will be consummated during the second quarter of 2017 (although delays could occur in the consummation of the merger), subject to the effectiveness of a registration statement on Form S-4 registering the offer and sale of our shares of common stock to be issued in the merger, which registration statement will be filed with the SEC, the receipt of regulatory approvals, approval of the merger by our and Carlile Bancshares’ respective shareholders, and the satisfaction of other customary closing conditions. The merger has been approved by our board of directors and the board of directors of Carlile Bancshares.

CERTAIN FINANCIAL INFORMATION REGARDING

OUR COMPANY AND CARLILE BANCSHARES

In view of our pending acquisition of Carlile Bancshares, we have included in this prospectus the following selected financial information of our Company and Carlile Bancshares, as well as certain pro forma combined financial statements assuming the merger of Carlile Bancshares and our Company was consummated as of certain dates.

Selected Financial Information of our Company

The following selected historical consolidated financial information of our Company as of and for the nine months ended September 30, 2016 and 2015, has been derived from our unaudited consolidated financial statements as of and for the nine months ended September 30, 2016 and 2015, incorporated by reference in this prospectus. The following selected consolidated financial information of our Company as of and for the years ended December 31, 2015, 2014 and 2013, has been derived from our audited consolidated financial statements incorporated by reference in this prospectus, and the selected consolidated financial information as of and for the years ended December 31, 2012 and 2011, has been derived from our audited consolidated financial statements not appearing in this prospectus.

You should read the following financial information relating to our Company in conjunction with other information contained in this prospectus, including consolidated financial statements of our Company and related accompanying notes incorporated by reference in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our historical results for the nine months ended September 30, 2016, are not necessarily indicative of our results to be expected for all of 2016. Our Company has consummated several acquisitions in recent fiscal periods. The results and other financial information of those acquired operations are not included in the table below for the periods or dates prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects and may not be predictive of our future results. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition for any period or as of any date of Carlile Bancshares, which our Company has agreed to acquire.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(dollars in thousands except per share)	(unaudited)
Selected Income Statement Data
Interest income	$156,145	$126,613	$174,027	$140,132	$87,214	$71,890	$59,639
Interest expense	18,865	14,666	19,929	15,987	12,281	13,337	13,358
Net interest income	137,280	111,947	154,098	124,145	74,933	58,553	46,281
Provision for loan losses	7,243	7,261	9,231	5,359	3,822	3,184	1,650
Net interest income after provision for loan losses	130,037	104,686	144,867	118,786	71,111	55,369	44,631
Noninterest income	14,331	11,874	16,128	13,624	11,021	9,168	7,708
Noninterest expense	86,429	74,671	103,198	88,512	57,671	47,160	38,639
Income tax expense	19,174	13,664	19,011	14,920	4,661	n/a	n/a
Net income	38,765	28,225	38,786	28,978	19,800	17,377	13,700
Pro forma net income(1) (unaudited)	n/a	n/a	n/a	n/a	16,174	12,147	9,357

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(dollars in thousands except per share)	(unaudited)
Per Share Data (Common Stock)(2)
Earnings:
Basic	$2.10	$1.64	$2.23	$1.86	$1.78	$2.23	$2.00
Diluted(3)	2.09	1.63	2.21	1.85	1.77	2.23	2.00
Pro forma earnings:(1) (unaudited)
Basic	n/a	n/a	n/a	n/a	1.45	1.56	1.37
Diluted(3)	n/a	n/a	n/a	n/a	1.44	1.56	1.37
Dividends(4)	0.24	0.24	0.32	0.24	0.77	1.12	0.89
Book value(5)	34.79	31.81	32.79	30.35	18.96	15.06	12.55
Tangible book value(6)	20.03	17.72	17.85	16.15	15.89	11.19	10.53
Selected Period End Balance Sheet
Data
Total assets	$5,667,195	$4,478,339	$5,055,000	$4,132,639	$2,163,984	$1,740,060	$1,254,377
Cash and cash equivalents	589,600	353,950	293,279	324,047	93,054	102,290	56,654
Securities available for sale	267,860	200,188	273,463	206,062	194,038	113,355	93,991
Total loans (gross)	4,367,787	3,535,493	4,001,704	3,205,537	1,726,543	1,378,676	988,671
Allowance for loan losses	29,575	25,088	27,043	18,552	13,960	11,478	9,060
Noninterest-bearing deposits	1,143,479	884,272	1,071,656	818,022	302,756	259,664	168,849
Interest-bearing deposits	3,273,014	2,649,768	2,956,623	2,431,576	1,407,563	1,131,076	861,635
Borrowings (other than junior subordinated debentures)	577,974	334,485	371,283	306,147	195,214	201,118	118,086
Junior subordinated debentures(7)	18,147	18,147	18,147	18,147	18,147	18,147	14,538
Series A preferred stock	—	23,938	23,938	23,938	—	—	—
Total stockholders’ equity	643,253	568,257	603,371	540,851	233,772	124,510	85,997
Selected Performance Metrics(8)
Return on average assets(9)	0.96%	0.89%	0.88%	0.87%	1.04%	1.17%	1.16%
Return on average equity(9)	8.25	7.04	6.83	6.65	9.90	16.54	17.36
Pro forma return on average assets(1)(9) (unaudited)	n/a	n/a	n/a	n/a	0.85	0.82	0.79
Pro forma return on average equity(1)(9) (unaudited)	n/a	n/a	n/a	n/a	8.09	11.56	11.86
Net interest margin(10)	3.89	4.08	4.05	4.19	4.30	4.40	4.42
Efficiency ratio(11)	57.01	60.31	60.62	64.25	67.10	69.64	71.57
Dividend payout ratio(12)	11.43	14.63	14.35	12.90	14.20	11.89	13.26
Credit Quality Ratios
Nonperforming assets to total assets	0.23%	0.34%	0.36%	0.36%	0.58%	1.59%	2.85%
Nonperforming loans to total loans(13)	0.26	0.33	0.37	0.32	0.53	0.81	1.14
Allowance for loan losses to nonperforming loans(13)	264.42	214.21	181.99	183.43	152.93	104.02	80.32
Allowance for loan losses to total loans	0.68	0.71	0.68	0.58	0.81	0.83	0.92
Net charge-offs to average loans outstanding (unaudited)(8)	0.15	0.03	0.02	0.03	0.09	0.06	0.11

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
(dollars in thousands except per share)	(unaudited)
Capital Ratios
Common equity Tier 1 Capital to risk-weighted assets(14)	7.92%	8.26%	7.94%	n/a	n/a	n/a	n/a
Tier 1 capital to average assets	7.46	8.67	8.28	8.15%	10.71%	6.45%	6.89%
Tier 1 capital to risk-weighted assets(14)	8.29	9.37	8.92	9.83	12.64	8.22	8.59
Total capital to risk-weighted assets(14)	11.24	11.86	11.14	12.59	13.83	10.51	11.19
Total stockholders’ equity to total assets	11.35	12.69	11.94	13.09	10.80	7.16	6.86
Tangible common equity to tangible assets(15)	6.86	7.15	6.87	7.07	9.21	5.42	5.81

(1)	Prior to April 1, 2013, our Company elected to be taxed for federal income tax purposes as an S corporation under the provisions of Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended, and, as a result, our Company did not pay U.S. federal income taxes and has not been required to make any provision or recognize any liability for federal income tax in our consolidated financial statements for any period ending on or before March 31, 2013. As of April 1, 2013, our Company terminated its S corporation election and commenced being subject to federal income taxation as a C corporation. We have calculated our pro forma net income, pro forma earnings per share on a basic and diluted basis, pro forma return on average assets and pro forma return on average equity for each period presented by calculating a pro forma provision for federal income taxes using an assumed annual effective federal income tax rate of 33.9%, 30.1% and 31.7% for the years ended December 31, 2013, 2012 and 2011, respectively, and adjusting our historical net income for each period presented to give effect to the pro forma provision for federal income taxes for such period.
(2)	The per share amounts and the weighted-average shares outstanding for each of the periods shown have been adjusted to give effect to the 3.2-for-one split of the shares of our common stock that was effective as of February 22, 2013.
(3)	We calculate our diluted earnings per share for each period shown as its net income divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of its outstanding warrants to purchase shares of common stock. Earnings per share on a basic and diluted basis and pro forma earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts, which includes participating shares (those shares with dividend rights):

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Weighted average shares outstanding—basic	18,463,952	17,104,641	17,321,513	15,208,544	10,921,777	7,626,205	6,668,534
Weighted average shares outstanding—diluted	18,542,612	17,189,802	17,406,108	15,306,998	10,990,245	7,649,366	6,675,078

(4)	Dividends declared for the years ended December 31, 2013, 2012 and 2011 include quarterly cash distributions paid to our Company’s shareholders as to the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011 to provide them with funds to pay their federal income tax liabilities incurred as a result of the pass-through of our net taxable income for such periods to our shareholders as holders of shares in an S corporation for federal income tax purposes. The aggregate amounts of such cash distributions relating to the payment of tax liabilities were $0.52 per share, $0.85 per share and $0.63 per share for the years ended December 31, 2013, 2012 and 2011, respectively.
(5)	Book value per share equals our Company’s total common stockholders’ equity (excludes preferred stock) as of the date presented divided by the number of shares of our common stock outstanding as of the date presented. The number of shares of our common stock outstanding as of September 30, 2016 and 2015, was 18,488,628 and 17,111,394, respectively, and as of December 31, 2015, 2014, 2013, 2012 and 2011 was 18,399,194 shares, 17,032,669 shares, 12,330,158 shares, 8,269,707 shares and 6,850,293 shares, respectively.
(6)

We calculate tangible book value per share as of the end of a period as total common stockholders’ equity (excluding preferred stock) less goodwill and other intangible assets at the end of the relevant period divided by the outstanding number of shares of our common stock at the end of that period. Tangible book value is a non-GAAP financial measure, and, as we calculate tangible book value, the most directly comparable GAAP financial measure is total stockholders’ equity. We believe that the presentation of tangible book value per share provides useful information to investors regarding our financial condition because, as do our management, banking regulators, many financial analysts and other investors, you can use the tangible book value in conjunction with more traditional bank capital ratios to assess our capital adequacy without the effect of our goodwill and other intangible assets and compare our capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisition. A reconciliation of tangible book value to total stockholders’ equity is presented below.
(7)	Each of five wholly owned, but nonconsolidated, subsidiaries of our Company holds a series of our junior subordinated debentures purchased by the subsidiary in connection with, and paid for with the proceeds of, the issuance of trust preferred securities by that subsidiary. We have guaranteed the payment of the amounts payable under each of those issues of trust preferred securities.
(8)	The values for the selected performance metrics and for the net charge-offs to average loans outstanding ratio presented for the nine months ended September 30, 2016 and 2015, other than the dividend payout ratio, are annualized.
(9)	We have calculated our return on average assets and return on average equity for a period by dividing net income for that period by our average assets and average equity, as the case may be, for that period. We have calculated our pro forma return on average assets and pro forma return on average equity for a period by calculating our pro forma net income for that period as described in note 1 above and dividing that by our average assets and average equity, as the case may be, for that period. We calculate our average assets and average equity for a period by dividing the sum of our total asset balance or total stockholders’ equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period. We calculate our return on average common equity by excluding the preferred stock dividends to derive our net income available to common stockholders and excluding the average balance of our Series A preferred stock from the total average equity to derive our common average equity. We calculate our return on average common equity by excluding the preferred stock dividends to derive our net income available to common stockholders and excluding the average balance of our Series A preferred stock from the total average equity to derive its common average equity.
(10)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(11)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period.
(12)	We calculate our dividend payout ratio for each period presented as the dividends paid per share for such period (excluding cash distributions made to shareholders in connection with tax liabilities as described in note (4) above) divided by our basic earnings per share for such period.
(13)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.
(14)	Prior to 2015, we calculated our risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC. Beginning January 1, 2015, we calculated our risk-weighted assets using the Basel III Framework. The common equity tier 1 capital to risk-weighted assets ratio was a new ratio required under the Basel III Framework, effective January 1, 2015. This ratio is not applicable for periods prior to January 1, 2015. We calculate our common equity as of the end of the period as total stockholders’ equity less the preferred stock at period end.
(15)	We calculate tangible common equity as of the end of a period as total common stockholders’ equity (excluding preferred stock) less goodwill and other intangible assets as of the end of the period and calculate tangible assets as of the end of a period as total assets less goodwill and other intangible assets as of the end of the period. Tangible common equity to tangible assets is a non-GAAP financial measure, and as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. We believe that the presentation of tangible common equity to tangible assets provides useful information to investors regarding our financial condition because, as do our management, banking regulators, many financial analysts and other investors, you can use the tangible common equity in conjunction with more traditional bank capital ratios to assess our capital adequacy without the effect of our goodwill and core deposit intangibles and compare our capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or core deposit intangibles. A reconciliation of the ratios of tangible common equity to tangible assets to the ratios of total stockholders’ equity to total assets is presented below.

Reconciliations of Non-GAAP Financial Measures

The following information reconciles: (i) our tangible book value per common share, a non-GAAP financial measure, as of the dates presented to our book value per common share, a financial measure calculated and presented in accordance with GAAP, as of the dates presented; and (ii) our ratio of tangible common equity to tangible assets, a non-GAAP financial measure, as of the dates presented to our ratios of total common equity to total assets, a financial measure calculated and presented in accordance with GAAP, as of the dates presented.

	September 30,		December 31,
	2016	2015	2015	2014	2013	2012	2011
	(unaudited)
(dollars in thousands except per share)
Tangible Common Equity
Total common equity	$643,253	$544,319	$603,371	$516,913	$233,772	$124,510	$85,997
Adjustments:
Goodwill	(258,319)	(229,818)	(258,643)	(229,457)	(34,704)	(28,742)	(11,222)
Core deposit intangibles	(14,669)	(11,353)	(16,357)	(12,455)	(3,148)	(3,251)	(2,664)

Tangible Common Equity	$370,265	$303,148	$328,371	$275,001	$195,920	$92,517	$72,111

Common shares outstanding	18,488,628	17,111,394	18,399,194	17,032,669	12,330,158	8,269,707	6,850,293
Book value per common share	$34.79	$31.81	$32.79	$30.35	$18.96	$15.06	$12.55
Tangible book value per common share	20.03	17.42	17.85	16.15	15.89	11.19	10.53
Tangible Assets
Total assets—GAAP	$5,667,195	$4,478,339	$5,055,000	$4,132,639	$2,163,984	$1,740,060	$1,254,377
Adjustments:
Goodwill	(258,319)	(229,818)	(258,643)	(229,457)	(34,704)	(28,742)	(11,222)
Core deposit intangibles	(14,669)	(11,353)	(16,357)	(12,455)	(3,148)	(3,251)	(2,664)

Tangible Assets	$5,394,207	$4,237,168	$4,780,000	$3,890,727	$2,126,132	$1,708,067	$1,240,491

Total common equity to total assets	11.35%	12.15%	11.94%	12.51%	10.80%	7.16%	6.86%
Tangible common equity to tangible assets	6.86	7.15	6.87	7.07	9.21	5.42	5.81

Selected Financial Information of Carlile Bancshares

The following selected historical consolidated financial information of Carlile Bancshares as of and for the nine months ended September 30, 2016 and 2015, has been derived from Carlile Bancshares’ unaudited financial statements, which Carlile Bancshares’ management believes reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations as of and for the periods ended on such dates, regulatory filings made by Carlile Bancshares, and from other information provided by Carlile Bancshares. The following selected historical consolidated financial information of Carlile Bancshares as of and for each of the five years ended December 31, 2015, has been derived from Carlile Bancshares’ audited financial statements, regulatory filings made by Carlile Bancshares, and from other information provided by Carlile Bancshares. You should read the following selected financial information relating to Carlile Bancshares in conjunction with other information appearing elsewhere in this prospectus or incorporated by reference herein, including the information set forth under “Carlile Bancshares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in, and in the consolidated financial statements of Carlile Bancshares and related accompanying notes included in, an exhibit to our Current Report on Form 8-K that we filed with the SEC on December 16, 2016 and that is incorporated by reference herein.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(unaudited)
(dollars in thousands except per share)
Selected Income Statement Data
Interest income	$65,352	$65,081	$86,255	$80,989	$75,254	$32,439	$10,476
Interest expense	3,849	3,390	4,538	4,947	6,172	3,109	795
Net interest income	61,503	61,691	81,717	76,042	69,082	29,330	9,681
Provision for loan losses	1,546	1,803	2,218	4,222	9,135	2,672	2,314
Net interest income after provision for loan losses	59,957	59,888	79,499	71,820	59,947	26,658	7,367
Noninterest income	21,420	20,627	25,869	24,657	22,711	8,741	(131)
Noninterest expense	57,496	56,888	75,084	76,459	75,989	34,601	10,007
Net income	17,294	16,561	22,287	13,885	3,450	5,530	(2,771)
Per Share Data (Common Stock)(1)
Earnings:
Basic(1)	$0.48	$0.47	$0.62	$0.43	$0.20	$0.44	$(0.68)
Diluted	0.48	0.47	0.62	0.43	0.20	0.44	(0.68)
Dividends	1.00	0.00	0.00	0.00	0.00	0.00	0.00
Book value(2)	10.92	11.28	11.38	10.75	10.26	10.15	9.13
Tangible book value(3)	7.42	7.75	7.85	7.18	7.84	7.17	6.80
Selected Period End Balance Sheet Data
Total assets	$2,320,317	2,316,328	$2,341,230	$2,389,778	$1,791,779	$1,988,986	$305,312
Cash and cash equivalents	114,853	224,969	250,246	195,348	242,266	383,291	76,112
Securities available for sale	369,219	408,948	405,722	428,512	247,879	210,659	61,089
Total loans (gross)	1,530,836	1,399,977	1,390,535	1,443,869	1,039,019	1,086,225	129,859
Allowance for loan losses	(15,675)	(14,308)	(14,479)	(12,780)	(10,110)	(3,365)	(1,578)
Goodwill and core deposit intangible	125,755	127,522	127,051	128,936	76,625	89,798	13,581
Other real estate owned	7,092	9,983	8,862	17,387	27,104	29,806	4,480
Noninterest-bearing deposits	652,286	622,202	638,092	615,899	371,863	351,859	84,753
Interest-bearing deposits	1,219,727	1,248,526	1,255,788	1,348,926	1,103,922	1,228,203	162,073
FHLB advances	21,300	0	0	0	0	0	0
Total shareholders’ equity	382,768	394,898	398,282	376,083	270,053	267,086	48,577
Total equity	382,768	399,411	402,885	380,318	274,526	273,617	48,577
Selected Performance Metrics(4)
Return on average assets(5)	1.00%	0.96%	0.94%	0.69%	0.28%	0.73%	(1.50)%
Return on average equity(5)	5.94	5.77	5.54	4.08	1.92	5.13	(2.54)
Net interest margin(6)	4.23	4.15	4.11	4.74	4.46	4.49	5.85
Efficiency ratio(7)	69.35	69.11	69.80	75.97	82.78	90.89	102.20
Credit Quality Ratios
Nonperforming assets to total assets	0.91%	0.84%	0.89%	1.05%	1.82%	1.60%	1.77%
Nonperforming loans to total loans(8)	0.91	0.93	0.86	0.54	0.54	0.18	0.67
Allowance for loan losses to nonperforming loans(8)	112.59	110.23	121.19	165.29	181.54	168.17	182.01
Allowance for loan losses to total loans	1.02	1.02	1.04	0.89	0.97	0.31	1.22
Net charge-offs to average loans outstanding	0.03	0.05	0.04	0.14	0.24	0.25	0.83
Capital Ratios
Common equity Tier 1 capital to risk-weighted assets
Tier 1 capital to average assets	12.19%	12.80%	13.16%	11.19%	11.59%	11.24%	11.79%
Tier 1 capital to risk-weighted assets(9)	14.82	16.53	16.73	15.93	16.35	16.21	21.96
Total capital to risk-weighted assets(9)	15.70	17.39	18.36	16.74	17.19	16.48	22.87
Tangible equity to tangible assets(2)	11.85	12.57	12.60	11.28	12.17	10.19	12.33

(1)

Carlile Bancshares calculates its diluted earnings per share for each period shown as its net income divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of outstanding options to purchase shares of its common stock. Earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	As of September 30,		As of December 31,
	2016	2015	2015	2014	2013	2012	2011
Weighted average shares outstanding—basic	35,051,650	34,995,590	34,995,704	30,357,224	26,313,997	12,451,136	4,029,994
Weighted average shares outstanding—diluted	35,405,412	35,280,166	35,278,116	30,633,921	26,426,600	12,451,136	4,029,994

(2)	Book value per share equals Carlile Bancshares’ total shareholders’ equity as of the date presented divided by the number of Carlile Bancshares common shares outstanding as of the date presented. The number of Carlile Bancshares common shares outstanding as of September 30, 2016 and 2015, was 35,064,719 and 34,995,044, respectively, and as of December 31, 2015, 2014, 2013, 2012 and 2011 was 34,996,044 shares, 34,995,044 shares, 26,313,997 shares, 26,313,997 shares and 5,318,953 shares, respectively.

(3)	Carlile Bancshares calculates tangible book value per share as of the end of any period as total shareholders’ equity less goodwill and other intangible assets (net of any related deferred tax assets and liabilities) as of the end of the relevant period divided by the outstanding number of shares of its common stock at the end of that period. Tangible book value is a non-GAAP financial measure, and, as Carlile Bancshares calculates tangible book value, the most directly comparable GAAP financial measure is total shareholders’ equity. Carlile Bancshares calculates tangible assets as of the end of any period as total assets less goodwill and other intangible assets (net of any related deferred tax assets and liabilities) as of the end of the relevant period. Tangible assets is a non-GAAP financial measure, and, as Carlile Bancshares calculates tangible assets, the most directly comparable GAAP financial measure is tangible assets. Carlile Bancshares calculates tangible common equity as of the end of any period as total shareholders’ equity less goodwill and other intangible assets (net of any related deferred tax assets and liabilities) as of the end of the relevant period divided by total assets less good will and other intangible assets (net of any related deferred tax assets and liabilities) at the end of that period. The ratio of tangible common equity to tangible assets is a non-GAAP financial measure, and, as Carlile Bancshares calculates this ratio, the most directly comparable GAAP financial measure is total shareholders’ equity to total assets. Carlile Bancshares’ management believes that these non-GAAP financial measures are important information to be provided to you because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible book value per common share and the ratio of tangible common equity to tangible assets in conjunction with more traditional bank capital ratios to assess Carlile Bancshares’ capital adequacy without the effect of its goodwill and other intangible assets (net of any related deferred tax assets and liabilities) and compare its capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions.

The following table presents, as of the dates set forth below, Carlile Bancshares’ total assets, tangible assets, total common equity, total shareholders’ equity and tangible common equity and presents reconciliations of Carlile Bancshares’ tangible book value per common share to its book value per common share and of its ratio of tangible common equity to tangible assets to its ratio of total shareholders’ equity to total assets:

	As of September 30,				As of December 31,
	2016		2015		2015		2014		2013		2012		2011
(dollars in thousands except per share data)
Tangible Assets	$		$		$		$		$		$		$
Total Assets		2,320,317		2,316,328		2,341,230		2,389,778		1,791,779		1,988,986		305,312
Adjustments
Goodwill, net		117,021		117,124		117,092		117,243		59,181		73,012		10,947
Core deposit intangibles, net		5,271		6,659		6,309		7,703		5,032		6,054		1,529
Tangible assets		$2,198,025		$2,192,545		$2,217,829		$2,264,832		$1,727,566		$1,909,920		$292,836
Tangible Common Equity
Total shareholders’ equity		$382,768		$394,898		$398,282		$376,083		$270,053		$267,086		$48,577
Adjustments:
Goodwill, net		117,021		117,124		117,092		117,243		59,181		73,012		10,947
Core deposit intangibles, net		5,271		6,659		6,309		7,703		5,032		6,054		1,529
Tangible common equity		$260,476		$271,115		$274,881		$251,137		$205,840		$188,020		$36,101
Common shares outstanding(a)		35,064,719		34,995,044		34,996,044		34,995,044		26,313,997		26,313,997		5,318,953
Book value per common share		$10.92		$11.28		$11.38		$10.75		$10.26		$10.15		$9.13
Tangible book value per common share		7.43		7.75		7.85		7.18		7.82		7.15		6.79
Total equity to total assets		16.50%		17.24%		17.21%		15.91%		15.32%		13.76%		15.91%
Tangible common equity to tangible assets		11.85		12.37		12.39		11.09		11.92		9.84		12.33

(a)	Carlile Bancshares calculates the common shares outstanding as set forth in note (2) above.

(4)	The values for the selected performance metrics presented for the nine months ended September 30, 2016 and 2015, are annualized.
(5)	Carlile Bancshares has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. Carlile Bancshares calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total shareholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period.
(6)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(7)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period, excluding realized gains or losses from sales of investment securities for that period.
(8)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.

(9)	Carlile Bancshares calculates its risk-weighted assets using the standardized method of the Basel III Framework, as implemented by the FDIC.

Unaudited Pro Forma Combined Financial Information

In view of our pending acquisition of Carlile Bancshares, we have prepared the unaudited pro forma consolidated income statements appearing below to present on a pro forma basis the consolidated income statements of our Company assuming that the acquisitions of Carlile Bancshares was consummated on January 1, 2015, and to provide information with respect to the pro forma consolidated results of operations that we would have had for the year ended December 31, 2015 and the nine months ended September 30, 2016 had the merger with Carlile Bancshares been consummated on January 1, 2015. The merger of our Company and Carlile Bancshares will be accounted for as an acquisition of Carlile Bancshares and Northstar Bank by our Company and Independent Bank under the acquisition method of accounting in accordance with the Financial Accounting Standard Board’s Accounting Standard Codification Topic 805, “Business Combinations.” Our unaudited pro forma combined financial statements and the other pro forma combined financial information appearing below have been prepared using the acquisition method of accounting. Such unaudited pro forma combined financial statements and other unaudited pro forma combined financial information are not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2015, for statement of income purposes and on September 30, 2016, for balance sheet purposes, and is not intended to be a projection of future results. Historical results for any prior period are not necessarily indicative of results to be expected in any future period, and historical results for the nine months ended September 30, 2016, are not necessarily indicative of results to be expected for all of 2016. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 16 and appearing under the caption “Risk Factors” in our most recently filed Annual Report on Form 10-K and the factors discussed under the caption “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

The following selected unaudited pro forma combined income statement data for the nine months ended September 30, 2016, and the year ended December 31, 2015, appearing below gives effect to the merger as if the merger had been completed on January 1, 2015 and includes the 400,000 shares of our common stock sold on November 29, 2016 as well as 8,860,854 shares of our common stock issued in the merger.

Pro Forma Consolidated Income Statement

(Unaudited)

	Nine Months Ended September 30, 2016
	Independent Bank Group	Carlile Bancshares	Pro Forma Adjustments		Pro Forma Independent Bank Group with Carlile Bancshares
(dollars in thousands except per share)
Interest income
Interest and fees on loans	$151,522	$58,717	$3,563	(a)	$213,802
Interest on securities	3,356	5,865	—		9,221
Interest on other	1,267	770	—		2,037

Total interest income	156,145	65,352	3,563		225,060
Interest expense
Interest on deposits	11,623	3,216	—		14,839
Interest on other borrowings	7,242	633	—		7,875

Total interest expense	18,865	3,849	—		22,714

Net interest income	137,280	61,503	3,563		202,346
Provision for loan losses	7,243	1,546	—		8,789

Net interest income after provision	130,037	59,957	3,563		193,557

Noninterest income
Service charges	5,287	3,095	—		8,382
Mortgage fee income	5,319	10,075	—		15,394
Gain on sale of assets	93	1,102	—		1,195
Other	3,632	7,148	—		10,780

Total noninterest income	14,331	21,420	—		35,751
Noninterest expense
Salaries and employee benefits	51,644	33,075	—		84,719
Occupancy	12,119	7,369	—		19,488
Merger expenses	732	550	—		1,282
Other	21,934	16,502	557	(b)	38,993

Total noninterest expense	86,429	57,496	557		144,482

Income before taxes	57,939	23,881	3,006		84,826
Income tax expense	19,174	6,587	1,052	(c)	26,813

Net income	38,765	17,294	1,954		58,013
Net income attributable to noncontrolling interest	—	(315)	—		(315)

Net income to shareholders	$38,765	$16,979	$1,954		$57,698

Pro Forma Combined Per Share Data (Common Stock)(1)
Earnings:
Basic	$2.10				$2.08
Diluted(2)	2.09				2.08
Dividends(3)	0.24				1.24
Book value(4)	34.79				42.93
Tangible book value(5)	20.03				20.24
Weighted average shares outstanding:(2)
Basic	18,463,952				27,724,806
Diluted	18,542,612				27,803,465

Pro forma adjustments:

(a)	Adjustment to interest income for accretion on Carlile Bancshares acquired loans based on expected fair market value adjustment to such loans.
(b)	Expected amortization of additional core deposit intangible of $7.4 million is based on a 10 year life using the straightline amortization method.
(c)	Tax adjustment related to other pro forma adjustments is calculated at a 35% rate.

Pro Forma Consolidated Income Statement

	Year Ended December 31, 2015
	Independent Bank Group	Carlile Bancshares	Pro Forma Adjustments		Pro Forma Independent Bank Group with Carlile Bancshares
(dollars in thousands except per share)
Interest income
Interest and fees on loans	$169,504	$76,985	$4,750	(a)	$251,239
Interest on securities	3,951	8,409	—		12,360
Interest on other	572	861	—		1,433

Total interest income	174,027	86,255	4,750		265,032
Interest expense
Interest on deposits	12,024	3,799	—		15,823
Interest on other borrowings	7,905	739	—		8,644

Total interest expense	19,929	4,538	—		24,467

Net interest income	154,098	81,717	4,750		240,565
Provision for loan losses	9,231	2,218	—		11,449

Net interest income after provision	144,867	79,499	4,750		229,116

Noninterest income
Service charges	6,898	4,487	—		11,385
Mortgage fee income	5,269	10,956	—		16,225
Gain on sale of assets	540	—	—		540
Other	3,421	10,426	—		13,847

Total noninterest income	16,128	25,869	—		41,997
Noninterest expense
Salaries and employee benefits	60,541	42,940	—		103,481
Occupancy	16,058	10,178	—		26,236
Merger expenses	1,420	66	—		1,486
Other	25,179	21,900	743	(b)	47,822

Total noninterest expense	103,198	75,084	743		179,025

Income before taxes	57,797	30,284	4,007		92,088
Income tax expense	19,011	7,997	1,402	(c)	28,410

Net income	38,786	22,287	2,605		63,678
Net income attributable to noncontrolling interest	—	(627)	—		(627)

Net income	$38,786	$21,660	$2,605		$63,051

Pro Forma Combined Per Share Data (Common Stock)(1)
Earnings:
Basic	$2.23				$2.37
Diluted(2)	2.21				2.36
Dividends(3)	0.32				0.32
Book value(4)	32.79				41.63
Tangible book value(5)	17.85				18.79
Weighted average shares outstanding:(2)
Basic	17,321,513				26,582,367
Diluted	17,406,108				26,666,962

Pro forma adjustments:

(a)	Adjustment to interest income for accretion on Carlile Bancshares acquired loans based on expected fair market value adjustment to such loans.
(b)	Expected amortization of additional core deposit intangible of $7.4 million is based on a 10 year life using the straightline amortization method.
(c)	Tax adjustment related to other pro forma adjustments is calculated at a 35% rate.

Footnotes to Pro Forma Consolidated Income Statements

(1)	The per share amounts and the weighted average shares outstanding for each of the periods shown have been adjusted to give effect to the 400,000 shares of our common stock sold on November 29, 2016 and the assumed issuance of a total of 8,860,854 shares of our common stock to Carlile Bancshares’ shareholders in the merger, effective as of January 1, 2015.
(2)	The pro forma combined diluted earnings per share for each period presented are calculated as the pro forma combined net income for the relevant period divided by the weighted average number of our common shares outstanding during that period adjusted for the dilutive effect of outstanding warrants to purchase shares of our common stock, adjusted to give effect to the 400,000 shares of our common stock sold on November 29, 2016 and adjusted for the assumed issuance of a total of 8,860,854 shares of our common stock to Carlile Bancshares’ shareholders in the merger, effective as of January 1, 2015. See Note 1 to our consolidated financial statements appearing in our most recently filed Annual Report on Form 10-K, which is incorporated by reference in this prospectus, for more information regarding the dilutive effect of our outstanding warrants and regarding certain nonvested shares of common stock, the effect of which is anti-dilutive. The pro forma combined earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	Independent Bank Group		Pro Forma with Carlile Bancshares
	As of September 30, 2016	As of December 31, 2015	As of September 30, 2016	As of December 31, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted average shares outstanding—basic	18,463,952	17,321,513	27,724,806	26,582,367
Weighted average shares outstanding—diluted	18,542,612	17,406,108	27,803,465	26,666,962

(3)	Independent Bank Group declared and paid total dividends of $4.4 million for the nine months ended September 30, 2016, and $5.6 million for the year ended December 31, 2015. Carlile Bancshares declared and paid total dividends of $35 million in the first nine months of 2016, and did not pay any dividends in 2015.
(4)	Book value per share equals the pro forma combined total stockholders’ equity as of the date presented divided by the number of shares of our common stock outstanding as of the date presented adjusted for the assumed issuance of 8,860,854 shares of our common stock to Carlile Bancshares’ shareholders in the merger, effective as of January 1, 2015. The pro forma number of shares of our common stock outstanding as of September 30, 2016, and December 31, 2015, was 27,749,482 and 27,660,048 shares, respectively.
(5)

As discussed above in Note 6 to the tabular presentation in “Certain Financial Information Regarding Our Company and Carlile Bancshares—Selected Financial Information, of our Company” on page 4, tangible book value per common share is a non-GAAP financial measure. Our management believes that such information is important information to be provided to you because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible book value per common share in conjunction with more traditional bank capital ratios to assess, on a pro forma basis, the combined companies’ capital adequacy without the effect of goodwill and other intangible assets and compare that capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets. Book value per common share is the most directly comparable financial measure calculated in accordance with GAAP. The following table presents, as of the dates set forth below, on a pro forma combined basis, the total stockholders’ equity and tangible common equity of the combined companies and presents a reconciliation of the pro forma combined tangible book value per common share compared to the pro forma combined book value per common share:

	Independent Bank Group(a)		Pro Forma with Carlile Bancshares(a)
	As of September 30, 2016	As of December 31, 2015	As of September 30, 2016	As of December 31, 2015
(dollars in thousands except per share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tangible common equity
Total common stockholders’ equity	$643,253	$603,371	$1,191,401	$1,151,519
Adjustments:
Goodwill	(258,319)	(258,643)	(599,463)	(599,787)
Core deposit intangibles	(14,669)	(16,357)	(30,292)	(31,980)

Tangible common equity	$370,265	$328,371	$561,646	$519,752

Common shares outstanding(b)	18,488,628	18,399,194	27,749,482	27,660,048
Book value per common share	$34.79	$32.79	$42.93	$41.63
Tangible book value per common share	20.03	17.85	20.24	18.79

(a)	Pro forma balance sheet includes adjustments to record acquired assets and liabilities at estimated fair value as of the dates presented. These estimates of the fair values of the acquired assets and liabilities for inclusion in our consolidated financial statements as of dates on or after the effective date of the merger will be adjusted once final third party valuations are performed as of the actual effective time of the merger.
(b)	The pro forma number of common shares outstanding are calculated as set forth in note (4) above.

We have prepared the unaudited pro forma consolidated balance sheet appearing below to present on a pro forma basis our consolidated balance sheet assuming that the acquisition of Carlile Bancshares was consummated on September 30, 2016, and to provide information with respect to the pro forma consolidated the financial condition that we would have had as of that date had the merger with Carlile Bancshares been consummated on such date. When preparing the unaudited pro forma consolidated balance sheet appearing below, to determine the number of shares of our common stock that would be issued to the Carlile Bancshares shareholders in the merger, we have assumed that its average daily volume-weighted stock price for the twenty trading days ending with and including the third trading day prior to the closing of the merger was our closing stock price on November 30, 2016, which was $60.10. Based on that assumed stock price, an aggregate of 8,860,854 shares of our common stock would have been issued to the Carlile Bancshares shareholders in the merger.

The unaudited pro forma combined balance sheet information as of September 30, 2016, appearing below gives effect to the merger as if the merger was completed on September 30, 2016. You should read this information in conjunction with the other information contained in or incorporated by reference in this prospectus including “Selected Financial Information of our Company,” “Selected Financial Information of Carlile Bancshares,” appearing elsewhere in this prospectus and the Carlile Bancshares consolidated financial statements, related notes and management’s discussion and analysis of Carlile Bancshares financial condition and results of operations and our consolidated financial statements, related accompanying notes and management’s discussion and analysis of our financial condition and results of operations that are, in each case, incorporated by reference in this prospectus as described above and under the caption “Incorporation of Certain Documents by Reference” below.

Pro Forma Consolidated Balance Sheet

(unaudited)

	Independent Bank Group	Carlile Bancshares	Purchase Accounting Adjustment				Pro Forma Independent Bank Group with Carlile Bancshares Consolidated
	As of September 30, 2016	As of September 30, 2016	Debits		Credits		As of September 30, 2016
Assets:
Cash and cash equivalents	$589,600	$114,853	$19,950	(h)	$79,064	(f)(i)(j)	$645,339
Certificates of deposit held in other banks	—	13,525	—		—		13,525
Securities available for sale	267,860	369,219	—		—		637,079
Loans held for sale	7,097	16,853	—		—		23,950
Loans (gross)	4,358,792	1,530,836	—		19,000	(a)	5,870,628
Allowance for loan losses	(29,575)	(15,675)	15,675	(b)	—		(29,575)
Premises and equipment, net	89,928	62,286	2,633	(c)	—		154,847
Other real estate	2,083	7,092	—		—		9,175
Goodwill	258,319	117,564	223,580	(e)	—		599,463
Core deposit intangible, net	14,669	8,191	7,432	(d)	—		30,292
Deferred tax asset	5,349	14,300	—		5,826	(g)	13,823
Other assets	103,073	81,273	—		—		184,346

Total Assets	$5,667,195	$2,320,317	$269,270		$103,890		$8,152,892

Liabilities and Stockholders’ Equity
Deposits:
Noninterest bearing	$1,143,479	$652,286	$—		$—		$1,795,765
Interest bearing	3,273,014	1,219,727	—		—		4,492,741

Total deposits	4,416,493	1,872,013	—		—		6,288,506
FHLB advances	470,765	21,300	—		—		492,065
Repurchase agreements	—	20,572	—		—		20,572
Other borrowings	107,209	—	—		—		107,209
Junior subordinated debentures(1)	18,147	12,342	—		—		30,489
Other liabilities	11,328	11,322	—		—		22,650

Total Liabilities	5,023,942	1,937,549	—		—		6,961,491

Stockholders’ equity:
Total Stockholders’ Equity	643,253	382,768	382,768	(f)	548,148	(h)(i)(j)	1,191,401

Total Liabilities and Stockholders’ Equity	$5,667,195	$2,320,317	$382,768		$548,148		$8,152,892

Pro forma adjustments

(a)	Estimated fair market value adjustment on the acquired loan portfolio.
(b)	Eliminate Carlile Bancshares’ allowance for loan loss.
(c)	Estimated fair market value adjustment on premises acquired.
(d)	Estimated core deposit intangible at 1% of the acquired non time deposits.
(e)	Record goodwill for amount of consideration and liabilities assumed over fair value of the assets received.
(f)	Eliminate Carlile Bancshares capital accounts. Assumes Carlile Bancshares distributes permitted dividend of up to $55.25 million on September 30, 2016 and delivers $200 million in tangible common equity after transaction expenses.

(g)	Estimated fair market value adjustment on acquired deferred assets and record tax effect of purchase accounting adjustments at 35%.
(h)	Record sale of 400,000 shares of Independent Bank Group’s common stock, net of cost.
(i)	Record transaction expenses at 1% of the aggregate merger consideration.
(j)	Issue approximately 8,860,854 shares of our common stock ($60.10 per share) to former Carlile Bancshares shareholders and pay $17.7 million in cash to Carlile Bancshares option holders for a total consideration of $550 million. The estimated fair values of the assets acquired and liabilities assumed in the merger are as follows:

Assets of acquired bank:
Cash and cash equivalents	$57,840
Certificates of deposit held in other banks	13,525
Securities available for sale	369,219
Loans	1,528,689
Premises and equipment	64,919
Core deposit intangible	15,623
Goodwill	341,144
Other real estate	7,092
Deferred tax asset	8,474
Other assets	81,273

Total assets acquired	2,487,798

Liabilities of acquired bank:
Deposits	$1,872,013
FHLB advances	21,300
Junior subordinated debentures	12,342
Other liabilities	31,894

Total liabilities assumed	1,937,549

Net assets acquired	$550,249

Common stock issued	$532,538
Cash paid	17,711

Total purchase price	$550,249

Fair value estimates for loans, deposits, premises and the core deposit intangible are subject to adjustment upon receipt of third party appraisals.

Comparative Historical and Unaudited Pro Forma Per Share Financial Data

The following table presents: (1) historical per share information for our Company; (2) historical per share information for Carlile Bancshares; (3) pro forma per share information of the combined company after giving effect to the merger; and (4) equivalent pro forma per share information for Carlile Bancshares.

The combined company pro forma per share information was derived by combining information from the historical financial information presented above under “Selected Financial Information of our Company,” “Selected Financial Information of Carlile Bancshares” and “Selected Unaudited Pro Forma Combined Financial Information.” You should read this table together with the financial information discussed under those headings and the consolidated financial statements of our Company and the consolidated financial statements of Carlile Bancshares incorporated by reference in this prospectus. You should not rely on the pro forma per share information as being necessarily indicative of actual results had the merger been effective on January 1, 2015, for purposes of net income per share data, and September 30, 2016, for purposes of book value per share data.

The information appearing in the column captioned “Combined Pro Forma” in the table below was prepared assuming that 8,860,854 shares of our common stock were issued to the shareholders of Carlile Bancshares in the merger as of January 1, 2015, for purposes of net income per share data, and September 30, 2016, for purposes of book value per share data. The information appearing in the column captioned “Per Equivalent Carlile Bancshares Share” was obtained by multiplying the pro forma amounts by 0.2527, the assumed ratio at which shares of our common stock will be issued for a share of Carlile Bancshares common stock in the merger. Such assumed ratio was calculated based on the assumption that 35,064,719 shares of Carlile Bancshares common stock were outstanding on the date indicated, which is the expected number of shares to be outstanding at the effective time of the merger (assuming that none of the outstanding options to purchase shares of Carlile Bancshares common stock will be exercised for cash prior to the effective time of the merger). The exact number of shares of Carlile Bancshares common stock issued and outstanding immediately prior to the effective time of the merger cannot be determined with complete precision because Carlile Bancshares cannot predict whether the holders of options to purchase shares of Carlile Bancshares common stock will elect to exercise those options into shares of Carlile Bancshares common stock prior to the effective time of the merger and whether any to what extent there would be any tangible equity adjustment if the tangible equity of Carlile Bancshares is less than $200 million on the effective date of the merger.

	Independent Bank Group	Carlile Bancshares	Combined Pro Forma(1)	Per Equivalent Carlile Bancshares Share
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Book value per share:
At September 30, 2016	$34.79	$10.92	$42.93	$10.85
Cash dividends declared per share:
Nine months ended September 30, 2016	$0.24	$1.00	$1.24	$0.31
Year ended December 31, 2015	0.32	0.00	0.32	0.08
Basic net income per share:
Nine months ended September 30, 2016	$2.10	$0.48	$2.08	$0.53
Year ended December 31, 2015	2.23	0.62	2.37	0.60
Diluted net income per share:
Nine months ended September 30, 2016	$2.09	$0.48	$2.08	$0.53
Year ended December 31, 2015	2.21	0.61	2.36	0.60

(1)	The pro forma combined book value per share of our common stock is based upon the pro forma combined common stockholders’ equity for our Company and Carlile Bancshares as of September 30, 2016, divided by total pro forma common shares of our Company issued and outstanding as of that date assuming the merger was effective as of September 30, 2016, and 9,260,854 shares of the our common stock in the aggregate were issued in connection with the merger as of September 30, 2016.

Historical Consolidated Financial Statements of our Company and Carlile Bancshares

Our consolidated financial statements as of and for the years ended December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, the related accompanying notes thereto, the report of RSM US LLP, our registered independent public accounting firm, with respect to their audit of those consolidated financial statements, and our management’s discussion and analysis of financial condition and results of operations relating to such consolidated financial statements appear in our Annual Report on Form 10-K for the year ended December 31, 2015. Our condensed consolidated financial statements as of and for the nine months ended September 30, 2016, the related accompanying notes thereto and our management’s discussion and analysis of financial condition and results of operations relating to such condensed consolidated financial statements are included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016. You may review those reports, which are incorporated by reference in this prospectus as described under

“Incorporation of Certain Documents by Reference,” and obtain copies of those reports as described below in “Where You Can Find More Information.”

Carlile Bancshares is not required to file periodic and other reports with the SEC under the Securities Exchange Act of 1934, as amended, or “Exchange Act.” We have included the consolidated financial statements of Carlile Bancshares as of and for the years ended December 31, 2015 and 2014, the related accompanying notes thereto, the report of Crowe Horwath LLP, independent auditors of Carlile Bancshares, with respect to their audit of those consolidated financial statements of Carlile Bancshares, and the unaudited consolidated financial statements of Carlile Bancshares as of and for the nine months ended September 30, 2016 and 2015, and the accompanying notes thereto as an exhibit to our Current Report on Form 8-K filed with the SEC on December 16, 2016, which report is incorporated by reference in this prospectus as described under “Incorporation of Certain Documents by Reference.” In addition, management’s discussions and analyses of Carlile Bancshares’ financial condition and results of operations relating to the dates and periods covered by such consolidated financial statements and condensed consolidated financial statements also appear in that exhibit to such Current Report on Form 8-K and are incorporated by reference in this prospectus. You may review such Current Report on Form 8-K and obtain copies of that report as described below in “Where You Can Find More Information.”

We urge you to review the historical financial statements, the related accompanying notes thereto and the related management’s discussions and analyses of financial condition and results of operations described above and incorporated by reference into this prospectus, as well as the selected financial information and pro forma financial statements appearing above, when considering whether to invest in the shares of our common stock offered hereby.

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should carefully read and consider the risk factors set forth in our most recently filed Annual Report on Form 10-K filed with the SEC, under the heading “Risk Factors” as well as any updated or additional disclosure about risk factors included in any of our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K or other filings that we have made with the SEC since the date of our most recently filed Annual Report on Form 10-K that are incorporated by reference into this prospectus. Additional risks and uncertainties of which we are not aware or that we believe are not material at the time could also materially and adversely affect our business, financial condition, results of operations or liquidity. In any case, the value of the shares offered by means of this prospectus and any applicable prospectus supplement could decline and you could lose all or part of your investment in those shares. Moreover, an investment in our shares is subject to the following additional risks associated with the pending acquisition of Carlile Bancshares by our Company.

The merger of our Company and Carlile Bancshares may not be completed.

Completion of the merger of our Company and Carlile Bancshares is subject to regulatory approval, which approval may not be obtained. If we are not successful in obtaining the required regulatory approval, the merger will not be completed. Even if such regulatory approval is received, the timing of that regulatory approval and any conditions imposed by the regulatory approval could result in certain closing conditions of the merger not being satisfied.

Prospective purchasers of the shares offered hereby should bear in mind that regulatory approval reflects only the view that the merger does not contravene applicable competitive standards imposed by law, and that the merger is consistent with regulatory policies relating to safety and soundness. Further, regulatory approval is not an opinion that the proposed merger is favorable to the shareholders of either party to the merger from a financial point of view or that the regulatory authority granting such approval has considered the adequacy of the terms of the merger. Regulatory approval is not an endorsement or recommendation of the merger.

The consummation of the merger is also subject to other conditions precedent as set forth in the reorganization agreement. Those conditions precedent include the approval of the merger by our shareholders and Carlile Bancshares’ shareholders, Carlile Bancshares maintaining minimum tangible equity capital of $195 million, Northstar Bank maintaining a minimum allowance for loan losses of approximately $16 million, there being no material adverse change in the condition of Carlile Bancshares or Northstar Bank, on the one hand, or our Company, on the other hand, and the holders of not more than 5% of the outstanding shares of Carlile Bancshares’ common stock exercising their statutory dissenters’ rights with respect to the merger. If a condition to either party’s obligation to consummate the merger is not satisfied, that party may be able to terminate the reorganization agreement and, in such case, the transaction would not be consummated.

Carlile Bancshares and Northstar Bank will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Carlile Bancshares and Northstar Bank and, consequently, on our Company and Independent Bank. Uncertainties surrounding the merger may impair the ability of one or more of our Company, Independent Bank, Carlile Bancshares and Northstar Bank to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with either of the banks to seek to change their existing business relationships with such bank. In addition, the reorganization agreement restricts Carlile Bancshares and Northstar Bank from taking other specified actions until the merger occurs without our consent. These restrictions may prevent Carlile Bancshares or Northstar Bank from pursuing attractive business opportunities that may arise prior to the completion of the merger.

Integrating Northstar Bank into Independent Bank’s operations may be more difficult, costly or time-consuming than we expect.

Independent Bank and Northstar Bank have operated and, until the merger is completed, will continue to operate, independently. Accordingly, the process of integrating Northstar Bank’s operations into Independent Bank’s operations could result in the disruption of operations, the loss of Northstar Bank customers and employees and make it more difficult to achieve the intended benefits of the merger. Inconsistencies between the standards, controls, procedures and policies of Independent Bank and those of Northstar Bank could adversely affect Independent Bank’s ability to maintain relationships with current customers and employees of Northstar Bank if and when the merger is completed.

As with any merger of banking institutions, business disruptions may occur that may cause Independent Bank to lose customers or may cause Northstar Bank’s customers to withdraw their deposits from Northstar Bank prior to the merger’s consummation and from Independent Bank thereafter. The realization of the anticipated benefits of the merger may depend in large part on our ability to integrate Northstar Bank’s operations into Independent Bank’s operations, and to address differences in business models and cultures. If we are unable to integrate the operations of Carlile Bancshares and Northstar Bank into our and Independent Bank’s operations successfully and on a timely basis, some or all of the expected benefits of the acquisition may not be realized. Difficulties encountered with respect to such matters could result in an adverse effect on the financial condition, results of operations, capital, liquidity or cash flows of Independent Bank and our Company.

We are entering the Fort Worth / Tarrant County and Colorado financial markets for the first time and our failure to achieve the post-merger results we desire in that market could materially adversely affect our operations, results of operations, liquidity or cash flows.

Upon the consummation of our merger with Carlile Bancshares and the merger of Northstar Bank into Independent Bank, we would be entering the Fort Worth / Tarrant County and Colorado financial markets for the first time. We have no experience with operations in those markets, and, as a result, we would initially rely on the management team at Northstar Bank to provide guidance regarding operating in those new geographic markets. Should we be unable to retain the services of these employees after the mergers or should those employees be unable to provide the necessary support and guidance to our Company necessary for it to operate successfully in the new markets, we may not achieve the results we desire from the mergers and may be unable to realize all planned operating efficiencies as a result of the merger of Independent Bank’s and Northstar Bank’s operations. Moreover, to the extent that operating in those markets presents difficulties that we have not anticipated or do not anticipate in planning for the integration of the operations of Northstar Bank into those of Independent Bank, that integration may be more difficult, costly or time-consuming than we anticipate the integration to be and could require that we devote more management time and additional resources to that integration than now expected. To the extent we are unable to successfully integrate the Northstar Bank operations in the Fort Worth / Tarrant County and Colorado markets into our operations, we may be unable to retain the current customers of Northstar Bank in those new markets, their deposits and their other banking business to the degree now expected and the anticipated benefits of the acquisition of Carlile Bancshares to our Company and its shareholders would not be as substantial as anticipated. Any unsuccessful or materially inadequate integration of those operations could materially adversely affect our financial condition, results of operations, liquidity and cash flows.

We may fail to realize the cost savings anticipated from the merger.

Although we anticipate that we would realize certain cost savings as to the operations of Carlile Bancshares and Northstar Bank and otherwise from the merger if and when the operations of Carlile Bancshares and Northstar Bank are fully integrated into our and Independent Bank’s operations, it is possible that we may not realize all of the cost savings that we have estimated we can realize from the merger. For example, for a variety of reasons, we may be required to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced as a result of the merger. Our realization of the estimated cost savings also will depend on our ability to combine the operations of our Company and Independent Bank with the operations of Carlile Bancshares and Northstar Bank in a manner that permits those costs savings to be realized. If we are not able to integrate the operations of Carlile Bancshares and Northstar Bank into our and Independent Bank’s operations successfully and to reduce the combined costs of conducting the integrated operations of the two banks, the anticipated cost savings may not be fully realized, if at all, or may take longer to realize than expected. Our failure to realize those cost savings could materially adversely affect our financial condition, results of operations, capital, liquidity or cash flows.

The completion of our merger with Carlile Bancshares would result in the immediate dilution of our existing shareholders’ ownership percentages in our common stock and their voting power, which could adversely affect the market for our common stock.

The merger of Carlile Bancshares with and into our Company would result in the issuance of a substantial number of additional shares of our common stock. That issuance would result in the immediate dilution of the percentage ownership and voting power of the existing holders of our common stock. Although we believe that the merger will be accretive to all of our shareholders, factors associated with the consummation of the merger of Carlile Bancshares with and into our Company, such as those discussed above, could adversely affect the market for our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements, information statements and other information with the SEC. Because our common stock trades on the NASDAQ Global Select Market under the symbol “IBTX,” those materials can also be inspected and copied at the offices of that organization. Here are ways you can review and obtain copies of this information:

What is Available	Where to Get it
Paper copies of information	SEC’s Public Reference Room 100 F Street, N.E. Washington, D.C. 20549

On-line information, free of charge	SEC’s Internet website at www.sec.gov

Information about the SEC’s Public Reference Room	Call the SEC at 1-800-SEC-0330

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the “Securities Act,” (File No. 333-215137), relating to the securities covered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that form a part of the registration statement for a copy of the contract or other document. You can obtain a copy of the registration statement, at prescribed rates, from the sources listed above. The registration statement and the documents referred to below under “Incorporation of Certain Documents by Reference” are also available on our Internet website, www.ibtx.com. You can obtain these documents from us, without charge (other than exhibits, unless the exhibits are specifically incorporated by reference), by requesting them in writing or by telephone at the following address:

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

Attention: Jan Webb, Corporate Secretary

THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR OTHER OFFERING MATERIALS.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file later with the SEC automatically will update and supersede information contained in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (File No. 001-35854). These documents contain important information about us:

•	our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 25, 2016, including the information in our proxy statement that is part of our Schedule 14A filed with the SEC on April 29, 2016, that is incorporated by reference in that Annual Report on Form 10-K;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, filed with the SEC on April 27, 2016, July 27, 2016 and October 27, 2016, respectively; and

•	our Current Reports on Form 8-K (and any amendments thereto) filed with the SEC on April 21, 2016, April 27, 2016, June 1, 2016, June 21, 2016, June 23, 2016, July 27, 2016, August 2, 2016, September 2, 2016, October 3, 2016, October 27, 2016, and November 22, 2016, and December 16, 2016 (other than any Current Report on Form 8-K or any portion or portions of a Form 8-K submitted to the SEC on any such date and deemed furnished and not filed in accordance with SEC rules).

We incorporate by reference in this prospectus any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC), from the date of the registration statement of which this prospectus is a part until the termination of the offering of the shares offered hereby. These documents may include our annual, quarterly and current reports, as well as our proxy and information statements, filed with the SEC. Any material that we later file with the SEC will automatically update and supersede, where appropriate, the information previously filed with the SEC. These documents are available to you without charge. See “Where You Can Find More Information.”

For purposes of this registration statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, the documents incorporated by reference herein and any prospectus supplement may contain statements that we believe are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are statements or projections with respect to matters such as our future results of operations, including our future revenues, operating income, net interest income, net income, expenses, provision for taxes, effective tax rate, earnings per share and cash flows, our future capital expenditures and dividends, our future financial condition and changes therein, including changes in our loan portfolio and allowance for loan losses, our future capital structure or changes therein, the plan and objectives of management for future operations, our future or proposed acquisitions, the future or expected effect of acquisitions on our operations, results of operations liquidity, cash flows and financial condition, our future economic performance, and the statements of the assumptions underlying any such statement. Such statements are typically identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that we make are based on our current expectations and assumptions regarding its business, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Many possible events or factors could affect our future financial results and performance and could cause such results or performance to differ materially from those expressed in forward-looking statements. These factors include, but are not limited to, the following:

•	our Company’s ability continue to sustain its current internal growth or total growth;

•	geo-political, business and economic events and occurrences and changes in geo-political, business and economic conditions, including changes in rates of inflation or deflation, nationally, regionally and in our target markets, particularly in Texas and, if the merger of Carlile Bancshares with and into our Company is consummated, Colorado;

•	our dependence on our management team, including our Chief Executive Officer, David R. Brooks, and our ability to attract, motivate and retain qualified personnel;

•	the concentration of business within the geographic areas of operation in Texas and, if the merger of Carlile Bancshares with and into our Company is consummated, Colorado;

•	changes in our asset quality and higher levels of non-performing loans and loan charge-offs;

•	deposit attrition, changes in operating costs, customer loss, and business disruption before and after the completion of our acquisition of other financial institutions, including difficulties in maintaining relationships with employees;

•	the effects of the combination of the operations of financial institutions that we acquire with our operations and the operations of Independent Bank, the effects of the integration of such operations being unsuccessful, and the effects of such integration being more difficult, time-consuming or costly than expected or not yielding the cost savings we expect;

•	the quality of the assets of financial institutions that we acquire being different than we determine in our due diligence investigation in connection with the acquisition of such financial institutions and any inadequacy of loan loss reserves relating to, and exposure to unrecoverable losses on, loans acquired;

•	concentration of the loan portfolio of Independent Bank, before and after the completion of our acquisition of financial institutions, in commercial and residential real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate;

•	the ability of Independent Bank to make loans with acceptable net interest margins and levels of risk of repayment and to otherwise invest in assets at acceptable yields and presenting acceptable investment risks;

•	inaccuracy of the assumptions and estimates that the managements of our Company and financial institutions that we acquire make in establishing reserves for probable loan losses and other estimates;

•	the liquidity of, and changes in the amounts and sources of liquidity available to, our Company, before and after our acquisition of any financial institutions that we acquire;

•	material increases or decreases in the amount of deposits held by Independent Bank or other financial institutions that we acquire;

•	regulatory requirements to maintain higher minimum capital levels;

•	our access to the debt and equity markets and our overall cost of funding our operations;

•	changes in market interest rates that affect the pricing of the loans and deposits of each of Independent Bank and the financial institutions that we acquire, and the net interest income of Independent Bank and the financial institutions that we acquire;

•	changes in the cost of deposits to Independent Bank;

•	fluctuations in the market value and liquidity of the securities held for sale by Independent Bank;

•	the development of products and services that appeal to our customers and consumer demand in general for our and Independent Bank’s products and services;

•	effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	changes in economic and market conditions that affect the amount and value of the assets of Independent Bank and financial institutions it acquires;

•	the institution and outcome of, and costs associated with, litigation and other legal proceedings against one or more of our Company, Independent Bank, and financial institutions we acquire or to which any of such entities is or becomes subject;

•	the failure of Carlile Bancshares’ shareholders or our shareholders to approve the reorganization agreement;

•	the ability of our Company and Carlile Bancshares to obtain the required regulatory approvals of the merger and the bank merger on the proposed terms and schedule;

•	the ability of our Company to continue to identify acquisition targets and successfully acquire desirable financial institutions to sustain its growth, to expand its presence in its markets and to enter new markets;

•	the occurrence of market conditions adversely affecting the financial industry generally;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by regulators, and changes in federal governmental policies, including as a result of initiatives of the administration of President-elect Donald Trump;

•	changes in accounting policies, practices and auditing standards adopted by regulatory agencies, the Financial Accounting Standards Board, the SEC and Public Company Accounting Oversight Board, as the case may be;

•	governmental monetary and fiscal policies;

•	changes in the scope and cost of FDIC insurance and other coverage;

•	the effects of war or other conflicts, acts of terrorism (including cyber attacks) or other catastrophic events, including storms, droughts, tornadoes and flooding, that may affect general economic conditions;

•	an increase in the rate of personal or commercial customer bankruptcies;

•	technology-related changes are harder to make or are more expensive than expected;

•	attacks on the security of, and breaches of, our Company’s or Independent Bank’s digital information systems, the costs we or Independent Bank incurs to provide security against such attacks and any costs and liability we or Independent Bank incurs in connection with any breach of those systems; and

•	the other factors that are described or referenced above under the caption “Risk Factors” and in Part II, Item 1A of our most recently filed Annual Report on Form 10-K under the caption “Risk Factors.”

We urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all of the forward-looking statements we make. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement we make in any report, filing, press release, document, report or announcement speaks only as of the date on which we make that statement. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

We may disclose the assumptions that underlie a forward-looking statement that we make. We have chosen the assumptions underlying our forward-looking statement in good faith and believe that such assumptions were reasonable at the time the forward-looking statement was made. However, we caution you that actual results often vary, at least to some degree, from the projected results or expectations discussed or implied by forward-looking statements as a result of assumptions not being realized, changes in facts and other circumstances and the differences between projected results or expectations discussed in forward looking statements and actual results can be material.

USE OF PROCEEDS

We are not selling any shares of our common stock or other securities in this offering, and we will not receive any proceeds from the sale of any of the shares by any selling shareholder. All proceeds from the sale of any of the shares by selling shareholders will be for the account of such selling shareholders.

SELLING SHAREHOLDERS

On November 21, 2016, we entered into securities purchase agreements with certain investors pursuant to which we issued and sold 400,000 shares of our common stock to such investors for aggregate net proceeds of $19,950,000. We have used the net proceeds from the sale of the common stock under the securities purchase agreements to increase our consolidated and Independent Bank’s capital primarily in anticipation of the merger of Carlile Bancshares with and into our Company and the merger of Northstar Bank with and into Independent Bank as described above under “Pending Acquisition of Carlile Bancshares.” To increase Independent Bank’s capital, we contributed a portion of such offering’s net proceeds to Independent Bank in a manner that increased the Tier 1 capital of Independent Bank. If the merger of Carlile Bancshares and our Company is not consummated, Independent Bank will retain such contribution to its Tier 1 capital in order to support its continued growth.

The offer and sale of the shares under the securities purchase agreements did not involve a public offering of the shares offered hereby and were exempt from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Regulation D of the SEC promulgated thereunder.

Pursuant to the terms of the securities purchase agreements, we were required to file the registration statement of which this prospectus is a part with the SEC and are required to maintain its effectiveness for specified periods in order to register the offers and sales by the selling shareholders of the shares offered hereby. The securities purchase agreements to which we and the selling shareholders are parties contain certain indemnity provisions under which the selling shareholders have agreed to indemnify us and our controlling persons (other than a selling shareholder) against certain liabilities, including liabilities arising under the Securities Act relating to a shareholder’s untrue statement or omission of a material fact contained in this Registration Statement.

The following table sets forth information regarding the selling shareholders and the number of shares of common stock each selling stockholder is offering. The information included in the table as to the selling shareholders has been furnished to us by or on behalf of the selling shareholders for inclusion in this prospectus. The selling shareholders identified below may have sold, transferred, or otherwise disposed of some or all of their shares since the date as of which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act and of which we are not aware. The term “selling stockholder” includes donees, pledgees, transferees, or other successors-in-interest selling securities received from the named selling shareholders as a gift, pledge, stockholder distribution, or other non-sale related transfer after the date of this prospectus. Beneficial ownership of the shares has been and will be determined in accordance with the rules of the SEC. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Unless otherwise indicated, based on information furnished by such selling shareholders, management of our Company believes that each person has sole voting and dispositive power over the shares indicated as beneficially owned by such person.

	Shares of Common Stock Beneficially Owned Before Offering		Shares of Common Stock Offered in the Offering	Shares of Common Stock to be Beneficially Owned After Offering
Name of Selling Shareholder	Number	Percent(1)	Number	Number	Percent(1)(2)
T. Rowe Price Small-Cap Value Fund, Inc.(3)	665,582	3.53%	110,382	555,200	2.94%
T. Rowe Price U.S. Small-Cap Value Equity Trust(3)	75,337	*	13,617	61,720	*
T. Rowe Price U.S. Equities Trust(3)	5,341	*	1,001	4,340	*
Malta Hedge Fund, L.P.(4)	1,300	*	800	500	*
Malta Hedge Fund II, L.P.(4)	15,300	*	9,100	6,200	*
Malta Offshore, Ltd.(4)	6,700	*	4,100	2,600	*
Malta Market Neutral Master Fund, Ltd.(4)	3,200	*	1,900	1,300	*
Malta MLC Fund, L.P.(4)	5,300	*	3,200	2,100	*
Malta MLC Offshore, Ltd.(4)	800	*	500	300	*
Malta Titan Fund, L.P.(4)	9,000	*	5,400	3,600	*
Mendon Capital Master Fund Ltd.(5)	73,210	*	62,110	0	*
Mendon Capital QP LP(5)	32,951	*	27,950	0	*
Iron Road Multi-Strategy Fund LP(5)	11,725	*	9,940	0	*
Bay Pond Investors USB, LLC(6)(8)	486,417	2.58%	43,900	442,517	2.35%
Bay Pond Partners, L.P.(8)	499,431	2.65%	62,900	436,581	2.31%
Ithan Creek Master Investors USB, LLC(8)	20,900	*	20,900	0	*
US Research Equity Extended Master Fund (Cayman) L.P.(8)	7,904	*	1,100	31,824	*
Wolf Creek Investors USB, LLC(7)(8)	19,900	*	11,300	8,600	*
Wolf Creek Partners, L.P.(8)	17,500	*	9,900	7,600	*

(1)	Percentages are calculated based on an aggregate of 18,869,562 shares of our common stock issued and outstanding as of November 30, 2016. Such issued and outstanding shares include the shares offered hereby.
(2)	Assumes all shares offered are sold.
(3)

T. Rowe Price Small-Cap Value Fund, Inc., T. Rowe Price U.S. Small-Cap Value Equity Trust and T. Rowe Price U.S. Equities Trust are managed by T. Rowe Price Associates, Inc., a registered investment adviser (“Fund Manager” or “TRPA”). Fund Manager is affiliated with a registered broker-dealer, T. Rowe Price Investment Services, Inc. (“TRPIS”). TRPIS is a subsidiary of the Fund Manager and was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of funds in the T. Rowe Price fund family. T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities owned by the funds listed in this table. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all of the shares listed in this table; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. Common Stock registered in this offering are held in the funds’ nominee names, Oceanoar & Co., Azure & Co., and Icecold & Co., respectively.
(4)	Maltese Capital Management LLC is the investment manager of each of Malta Hedge Fund, L.P., Malta Hedge Fund II, L.P., Malta Offshore, Ltd., Malta Market Neutral Master Fund, Ltd., Malta MLC Fund, L.P., Malta MLC Offshore, Ltd. and Malta Titan Fund, L.P. Terry Maltese is the managing member of Maltese Capital Management LLC. In such capacities, each of Maltese Capital Management LLC and Mr. Maltese may be deemed to have voting and dispositive power over the shares held by Malta Hedge Fund, L.P., Malta Hedge Fund II, L.P., Malta Offshore, Ltd., Malta Market Neutral Master Fund, Ltd., Malta MLC Fund, L.P., Malta MLC Offshore, Ltd. and Malta Titan Fund, L.P. Each of Maltese Capital Management LLC and Mr. Maltese disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.
(5)	RMB Mendon Financial Services Fund, an affiliate of Iron Road Multi-Strategy Fund LP, Mendon Capital Master Fund Ltd. and Mendon Capital QP LP, beneficially owned 16,650 shares before the offering.
(6)	Includes shares held by Bay Pond Investors (Bermuda) L.P., its parent entity.
(7)	Includes shares held by Wolf Creek Investors (Bermuda) L.P., its parent entity.
(8)	Wellington Management Company LLP, or “Wellington,” is the investment advisor to this entity. Wellington is an investment adviser registered under the Investment Advisors Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP, or “Wellington Management.” Wellington and Wellington Management may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by the entity named in the table or a nominee on its behalf. The business address of the entity named in the table is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210. The business address of Wellington and Wellington Management is 280 Congress Street, Boston, Massachusetts 02210.
*	Ownership less than 1%.

To our knowledge, none of the selling shareholders listed in the table above is a broker-dealer registered under Section 15 of the Exchange Act. However, each of the following selling shareholders may be deemed to be an affiliate of Wellington Management Advisers, Inc., a broker-dealer registered under Section 15 of the Exchange Act and has represented to us that it purchased the shares being offered by it hereby in the ordinary course of business, and at the time of the purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares: (1) Bay Pond Investors USB, LLC; (2) Bay Pond Partners, L.P.; (3) Ithan Creek Master Investors USB, LLC; (4) US Research Equity Extended Master Fund (Cayman) L.P.; (5) Wolf Creek Investors USB, LLC; and (6) Wolf Creek Partners, L.P. In addition, each of the following selling shareholders may be deemed to be an affiliate of T. Rowe Price Associates, Inc., Inc., a broker-dealer registered under Section 15 of the Exchange Act and has represented to us that it purchased the shares being offered by it hereby in the ordinary course of business, and at the time of the purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares: (1) T. Rowe Price Small-Cap Value Fund, Inc.; (2) T. Rowe Price U.S. Small-Cap Value Equity Trust; and (3) T. Rowe Price U.S. Equities Trust.

Information with respect to the beneficial ownership of all or any part of the shares appearing in this prospectus any supplement to this prospectus, any post-effective amendment to the registration statement of which this prospectus is a part or any report that we file with the SEC relating to any selling shareholder or to a particular offer of any of the shares will be based on our records, information filed with the SEC or information furnished to us by one or more of the selling shareholders.

The selling shareholders will offer and sell the shares in reliance on our effective registration statement on Form S-3 by which we have registered under the Securities Act, the offer and sale of shares of our common stock and other securities. That registration statement contemplates as a part of the plan of distribution of the shares that selling shareholders may offer and sell shares of our common stock through underwriters in reliance on that registration statement from time to time. Those persons who purchase the shares in any offering made hereby and who are not affiliates of our Company may freely trade the shares they purchase.

We have not agreed to register or otherwise qualify any of the shares for offer and sale in any country other than the United States or to seek to have the shares admitted to trading on any foreign securities exchange. Further, we have not agreed to become a party to an underwriting agreement relating to the offer and sale of the shares by the selling shareholders.

DESCRIPTION OF OUR COMMON STOCK

General

The following summarizes some of the important rights of the holders of shares of our common stock. This discussion does not purport to be a complete description of these rights. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Texas Business Organizations Code, or the “TBOC,” and our certificate of formation and bylaws.

Authorized and Outstanding Shares of Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of November 30, 2016, we had 18,869,562 outstanding shares of our common stock. All of our shares outstanding at that date were fully paid and nonassessable. As of November 30, 2016, we had 371 holders of record of common stock.

Voting Rights

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. No shareholder has the right of cumulative voting with respect to the election of directors.

At each meeting of the shareholders at which a quorum is present or represented, all corporate actions to be taken by vote of the shareholders shall be authorized by a majority of the votes cast by the shareholders entitled to vote thereon, present in person or represented by proxy at such meeting, and where a separate vote by class is required, a majority of the votes cast by the shareholders of such class, present in person or represented by proxy at such meeting, shall be the act of such class, unless, in each case, as otherwise required by law and except as otherwise provided in the certificate of formation or the bylaws.

In any election of directors, the persons receiving a plurality of the votes cast, up to the number of directors to be elected in such election, will be deemed elected. Our certificate of formation establishes a classified board of directors, with directors of each class serving a three-year term.

Unless otherwise agreed by two-thirds of the entire board of directors, any “fundamental action,” such as an amendment of our certificate of formation, a voluntary winding up under the Bankruptcy Code, a revocation of a voluntary decision to wind up, a cancellation of an event requiring winding up or a reinstatement after termination of our existence, or any “fundamental business transaction,” such as a merger, interest exchange, conversion or sale of all or substantially all of our assets, requires, in addition to any voting requirement of the TBOC, the vote of at least (i) two-thirds of the outstanding shares of any class entitled to vote on the fundamental action as a class by the terms of the certificate of formation and/or the bylaws and (ii) two-thirds of the outstanding shares of capital stock of all classes and series of capital stock entitled to vote generally in an election of directors. Such affirmative vote will be in lieu of any lesser vote otherwise provided by law or any agreement or contract to which we are a party, and shall be in addition to any class vote to which any class of our stock may be entitled by law.

Dividend Rights and Distributions

Holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor. We currently expect to continue to pay (when, as and if declared by our board of directors out of funds legally available for that purpose and subject to regulatory restrictions) regular quarterly cash dividends on our common stock; however, there can be no assurance that we will continue to pay dividends in the future. Future dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock, and other factors deemed relevant by our board of directors.

As a holding company, we are ultimately dependent upon our subsidiaries, particularly Independent Bank, to provide funding for our operating expenses, debt service and dividends. Various banking laws applicable to Independent Bank limit the payment of dividends and other distributions by Independent Bank to us, and may therefore, limit our ability to pay dividends on our common stock. If required payments on our outstanding junior subordinated debentures held by certain trusts that are our unconsolidated subsidiaries are not made or are suspended, we would be prohibited from paying dividends on our common stock and Series A preferred stock. Regulatory authorities could impose administratively stricter limitations on the ability of Independent Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Liquidation Rights

In the event of the termination of our Company’s existence and its related winding up, the holders of our common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities, including the liquidation preference of any shares of our preferred stock outstanding at the time of the termination of our existence.

Other

Our common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

NASDAQ Listing

Our common stock was listed on the NASDAQ Global Market through January 1, 2014, and since January 2, 2014, has been listed on the NASDAQ Global Select Market under the symbol “IBTX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services, whose address is P.O. Box 64945, St. Paul, Minnesota 55164-0945.

Business Combinations under Texas Law

A number of provisions of Texas law, our certificate of formation and bylaws could have an anti-takeover effect and make more difficult the acquisition of our Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, or the Texas Business Combination Law, which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Our Company has more than 100 shareholders and is considered to be an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•	the business combination of an issuing public corporation where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law or that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; or

•	a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our certificate of formation nor our bylaws contain any provision expressly providing that our Company will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a nonnegotiated merger or other business combination involving our Company, even if that event would be beneficial to our shareholders.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

Our certificate of formation and bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares. These provisions include:

•	authorization for our board of directors to issue shares of one or more series of preferred stock without shareholder approval;

•	the establishment of a classified board of directors, with directors of each class of directors serving a three-year term;

•	a requirement that directors only be removed from office for cause and only upon a majority shareholder vote;

•	a provision that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	a prohibition of shareholder action by written consent, requiring all actions to be taken at a meeting of the shareholders;

•	the requirement that shareholders representing two-thirds of the outstanding shares of common stock approve all amendments to our certificate of formation or bylaws and approve mergers and similar transactions;

•	the requirement that any shareholders that desire to bring business before our annual meeting of shareholders or nominate candidates for election as directors at our annual meeting of shareholders must provide timely notice of their intent in writing;

•	the prohibition of cumulative voting in the election of directors; and

•	a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 20% of all shares entitled to vote in the election of directors at a meeting.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of formation provides that our directors are not liable to our Company or our shareholders for monetary damages for an act or omission in their capacity as a director. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to our Company or our shareholders;

•	acts or omissions not in good faith that constitute a breach of the director’s duty to our Company;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken with the scope of the director’s duties;

•	acts or omissions for which the liability of the director is expressly provided by an applicable statute; and

•	acts related to an unlawful stock repurchase or payment of a dividend.

Our certificate of formation also provides that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters. Moreover, we have agreed, subject to certain conditions, to indemnify each of our directors and officers for any expenses, liabilities or obligations he or she incurs as a result of, or for any amount paid by him or her in settlement of, any proceeding to which he or she is a party or in which he or she is a witness as a result of their position with our Company or one of subsidiaries.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The terms of our certificate of formation and bylaws may differ from the general information we are providing and you should only rely on the actual provisions of our certificate of formation and bylaws. If you would like to read our certificate of formation and bylaws, you may request a copy from us by following the directions under the heading “Where You Can Find More Information.”

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences, and to the limited extent discussed below, the material U.S. federal estate tax consequences, that may be relevant to a “non-U.S. holder” (as defined further below) of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not intend to seek an advance ruling from the IRS regarding any matter discussed in this prospectus. This summary is for your general information only and is not tax advice. This summary does not address all possible tax considerations that may be material to a non-U.S. holder of our common stock and does not constitute legal or tax advice. Moreover, this summary does not purport to discuss all aspects of U.S. federal taxation that may be important to a particular non-U.S. holder in light of its investment or tax circumstances, or to non-U.S. holders subject to special tax rules, such as:

•	banks or financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies and real estate investment trusts;

•	mutual funds;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes and trusts;

•	persons who hold our securities on behalf of another person as a nominee;

•	persons who hold or receive our securities through the exercise of employee options or otherwise as compensation;

•	persons holding our securities as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons holding our securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons subject to the “Medicare contribution tax”;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	tax-qualified retirement plans; and

•	U.S. expatriates.

As used in this prospectus, a non-U.S. holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election to be treated as a U.S. person.

An individual is generally treated as a resident of the United States in any calendar year for U.S. federal income tax purposes if the individual is present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are generally taxed for U.S. federal income tax purposes as if they were United States citizens.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, we urge you to consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our common stock by the partnership.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK TO ANY PARTICULAR NON-U.S. HOLDER WILL DEPEND ON THE NON-U.S. HOLDER’S PARTICULAR TAX CIRCUMSTANCES. EACH PROSPECTIVE NON-U.S. HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO SUCH NON-U.S. HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF SUCH NON-U.S. HOLDER’S PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES.

Distributions on Shares of Our Stock

If distributions are paid on shares of our common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of a non-U.S. holder’s shares in our common stock. Any remainder will be treated as gain from the sale of shares of our common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, the benefits for which a non-U.S. holder is eligible. However, if the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, where an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certain certification and disclosure requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate non-U.S. holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, the benefits for which a non-U.S. holder is eligible, on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult their own tax advisors regarding the potential applicability of any income tax treaty.

To claim the benefit of an applicable income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide to the applicable withholding agent a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (for entities) for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, and certify under penalties of perjury that such non-U.S. holder is not a U.S. person prior to the payment of distributions on our common stock. These forms must be periodically updated. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities and non-U.S. holders whose shares of our common stock are held through certain foreign intermediaries. Non-U.S. holders may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, where an applicable income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of (1) the period during which the non-U.S. holder held our stock and (2) the five-year period ending on the date the non-U.S. holder disposed of our common stock.

We believe that we are not currently, and will not become, a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As a general matter, as long as our common stock is regularly traded on an established securities market, however, it will not be treated as a U.S. real property interest with respect to any non-U.S. holder that holds no more than 5% of such regularly traded stock. If we are determined to be a USRPHC and the foregoing exception does not apply, among other things, a purchaser may be required to withhold 15% of the proceeds payable to a non-U.S. holder from a disposition of shares of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate non-U.S. holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by certain U.S. source capital losses. Non-U.S. holders are urged to consult their own tax advisors regarding any potentially applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in the individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding

Information reporting and backup withholding (currently at a 28% rate) generally will apply to dividends paid with respect to our common stock. In certain circumstances, non-U.S. holders may avoid information reporting and backup withholding if they provide to the applicable withholding agent a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (for entities) for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, and certify under penalties of perjury as to their status as non-U.S. holders and meet certain other requirements, or otherwise establish an exemption. Copies of information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. Non-U.S. holders are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

The gross proceeds from the disposition of shares of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells shares of our stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells shares of our common stock through a non-U.S. office of a broker that:

•	is a U.S. person for U.S. federal tax purposes;

•	is a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year (1) one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the non-U.S. holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the non-U.S. holder is not a non-U.S. person.

If a non-U.S. holder receives payments of the proceeds of a sale of shares of our common stock to or through a U.S. office of a broker, the payment is subject to both backup withholding and information reporting unless such non-U.S. holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (for entities) (or valid substitute or successor form) certifying under penalties of perjury that such stockholder is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Additional U.S. Federal Income Tax Withholding Rules

Additional U.S. federal income tax withholding rules apply to certain payments made to foreign financial institutions and certain other non-U.S. entities. A withholding tax of 30% applies to any dividends paid on our common stock to certain foreign entities and, for dispositions of our common stock occurring after December 31, 2018, the gross proceeds paid to certain foreign entities unless, in each such case, various withholding and information reporting requirements are satisfied. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) as a substantial portion of its business, holds financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets. Prospective investors are urged to consult their tax advisors regarding the implications of these rules with respect to their investment in our stock and debt securities as well as the status of any related federal regulations.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling shareholders as to any plan of distribution for the shares being offered by this prospectus. The selling shareholders may choose not to sell any of those shares. Those shares may, from time to time, be offered for sale by the selling shareholders, or by their permitted pledgees, donees, transferees, assignees or other successors in interest, either directly by such selling shareholder or other person, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, in independently negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale or at prices otherwise negotiated. The methods by which the shares may be sold include:

•	underwritten transactions through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	sales of a specified number of shares at a stipulated price per share pursuant to agreements with broker-dealers;

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	offerings at other than a fixed price on or through the facilities of any stock exchange on which the shares are then listed for trading or to or through a market maker other than on a stock exchange;

•	in short sales;

•	through the writing of options on the shares (including the issuance by the selling shareholders of derivative securities), whether or not the options are listed on an options exchange;

•	through the distributions of the shares by any selling shareholder to its shareholders, members, partners, unit holders or other security holders;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may offer and sell some or all of the shares being offered by this prospectus by or through broker-dealers, who may act as their agents or may purchase such shares as principal for their own account and thereafter resell the shares from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions, negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.) or distributions;

•	on the NASDAQ Global Select Market;

•	in the over-the-counter market; or

•	in a private transaction.

Broker-dealers or underwriters may receive compensation for their involvement in the sale of shares in the form of underwriting discounts or commissions and may receive commissions from purchasers of the shares being offered hereby for whom they may act as agents. If any broker-dealer purchases any of such shares as principal, it may affect resales of such shares from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of such shares for whom they may act as agents. To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, such as the discounts and commissions the selling shareholders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements.

Any underwriters, brokers, dealers and agents who participate in any sale of the shares may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

In connection with sales of the shares under this prospectus, the selling shareholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling shareholders also may sell shares short and deliver them to close out the short positions or loan or pledge the shares to broker-dealers that in turn may sell them.

The selling shareholders or their respective underwriters, broker-dealers or agents may make sales of the shares offered hereby that are deemed to be an at-the-market offering as defined in Rule 415 of the SEC’s rules and regulations promulgated under the Securities Act, which includes sales of shares made directly on or through the stock exchange on which the shares are then listed for trading, in the over-the-counter market or otherwise.

The selling shareholders and any underwriters, broker-dealers or agents who participate in the distribution of the shares offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act. To the extent any of the selling shareholders are, or are affiliates of, broker-dealers, they are, according to the SEC’s interpretation, “underwriters” within the meaning of the Securities Act. Underwriters are subject to the prospectus delivery requirements under the Securities Act. If the selling shareholders are deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

We have agreed to pay the costs and expenses of the registration of the shares offered hereby. We will not pay any underwriting fees, discounts and selling commissions or similar fees or arrangements allocable to the selling shareholders’ sale of shares, which will be paid by the selling shareholders.

We have agreed to indemnify, in certain circumstances, the selling shareholders against certain liabilities to which they may become subject in connection with the sale of the shares included in this prospectus, including liabilities arising under the Securities Act. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities to which we may become subject in connection with the sale of such shares, including liabilities arising under the Securities Act. We and the selling shareholders may agree to indemnify underwriters, brokers, dealers and agents who participate in the distribution of the shares included in this prospectus against certain liabilities to which they may become subject in connection with the sale of such shares, including liabilities arising under the Securities Act.

Any shares covered by this prospectus may be resold by a selling shareholder under Rule 144 or Rule 144A under the Securities Act rather than pursuant to this prospectus if the selling shareholder satisfies the conditions to reliance on Rule 144 or Rule 144A with respect to such resale. The shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than pursuant to this prospectus. The shares may be sold in some states only through registered or licensed brokers or dealers.

The selling shareholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M. Regulation M may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares .

This prospectus and any required prospectus supplement relating to this prospectus may be made available in electronic form on the websites maintained by the underwriters of a particular offering of shares. The underwriters may agree to allocate a number of shares offered hereby for sale to their online brokerage account holders. Such allocations of shares for internet distributions will be made on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of the shareholders under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot shares in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time. These transactions may be effected on or through the stock exchange on which the shares are then listed for trading, in the over-the-counter market or otherwise.

LEGAL MATTERS

Unless otherwise stated in an applicable prospectus supplement, the validity of our securities offered pursuant to this prospectus and related prospectus supplements will be passed upon for us by Andrews Kurth Kenyon LLP, Dallas, Texas, and for any underwriters or agents by counsel named in any applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Independent Bank Group, Inc. as of December 31, 2015 and 2014 and for each of the years in the three year period ended December 31, 2015 incorporated in this prospectus by reference from Independent Bank Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, have been audited by RSM US LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Carlile Bancshares as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, appearing in our Current Report on Form 8-K filed with the SEC on December 16, 2016, have been audited by Crowe Horwath LLP, independent auditors, as set forth in their report thereon, included in such Current Report on Form 8-K, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.